FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Largo Inc. (the "Company")

First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario

M5X 1G5

Item 2  Date of Material Change

October 15, 2025.

Item 3  News Release

On October 15, 2025, the Company issued a news release indicating the material change, which was disseminated on the Business Wire news service.

Item 4  Summary of Material Change

On October 15, 2025, the Company announced that it had entered into a securities purchase agreement with institutional investors in the United States to purchase approximately US$23.4 million of common shares in the capital of the Company ("Common Shares") in a registered direct offering (the "Registered Direct Offering") and warrants to purchase Common Shares ("Warrants") in a concurrent private placement (the "Private Placement" and, together with the Registered Direct Offering, the "Offering"). The Company further announced that in connection with the Offering, it entered into a securities purchase agreement with Arias Resource Capital Fund III L.P. ("ARC Fund III"), an affiliate of the Company's largest shareholder, to acquire Common Shares and Warrants pursuant to a private placement (the "ARC Commitment").

Item 5.1  Full Description of Material Change

On October 15, 2025, the Company announced that it had entered into a securities purchase agreement with institutional investors in the United States of approximately US$23.4 million, comprising of: (I) the Registered Direct Offering for the purchase and sale of 14,262,309 Common Shares; (ii) and the Private Placement for the purchase and sale of 14,262,309 Warrants; and (iii) the ARC Commitment for the purchase and sale of 4,918,033 Common Shares and 4,918,033 Warrants.

The Common Shares, together with Warrants, will be sold at a combined purchase price of US$1.22. Each Warrant will be immediately exercisable and will entitle the owner to acquire one (1) Common Share at a price of US$1.22 per Common Share for a period of five (5) years from the date of issuance. The offering price of the Common Shares and the exercise price of the Warrants was determined by arm's length negotiations among the Company, H.C. Wainwright & Co., LLC (the "Placement Agent") and the institutional investors. The price was calculated based on the 5-day VWAP of the Common Shares on the Toronto Stock Exchange (the "TSX") of C$$2.6349 less a discount of 35% (or C$1.7127) converted to US dollars on the basis of C$1.00 per US$0.714.

The Placement Agent acted as sole placement agent in connection with the Offering. The Company also agreed to issue to the Placement Agent or its designees warrants ("Broker Warrants") to purchase 998,362 Common Shares at a price equal to US$1.53 per Common Share (or 125% of the price per Common Share issued pursuant to the Offering). The Company will be required to pay a 2% cash fee to the Placement Agent in respect of the ARC Commitment, and no Broker Warrants will be issued in respect of the ARC Commitment. The Company must also pay the Placement Agent up to $50,000 of legal counsel expenses and $15,950 for other out-of-pocket and clearing expenses.

The securities purchase agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing. In addition, until 60 days after the closing date of the Offering, the Company has agreed not to offer, sell, contract to sell, hypothecate, pledge, otherwise dispose of, or enter into a transaction which might result in the issuance of Common Shares or securities convertible, exchangeable or exercisable into Common Shares, with certain exempt issuances permitted. The Company has agreed to indemnify the Placement Agent against certain liabilities relating to or arising out of the Placement Agent's activities under the engagement letter and to contribute to payments that the Placement Agent may be required to make in respect of such liabilities.

The Common Shares (but not the unregistered Warrants and the Common Shares underlying the Warrants) in the Registered Direct Offering described above are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-290163) previously filed with the U.S. Securities and Exchange Commission. The Warrants issued in connection with the Registered Direct Offering and the underlying Common Shares, and the securities issued to ARC Fund III pursuant to the ARC Commitment, have not been registered under the Securities Act, or any applicable state securities laws, and will be issued in reliance on exemptions from such registration requirements.

A portion of the ARC Commitment was advanced by way of a US$5 million secured convertible bridge loan (the "ARC Bridge Loan") which will reduce the ARC Commitment by US$5 million. The ARC Bridge Loan will convert into Common Shares and Warrants concurrently upon the closing of the Offering. The ARC Bridge Loan has an interest rate of 12% per annum, payable upon maturity or immediately upon default and is secured against the common shares of Largo Resources (Yukon) Ltd., a wholly owned subsidiary of the Company.

Alberto Arias is director and chair of the board of directors of the Company (the "Board") and funds managed by Arias Resource Capital have been a significant investor of the Company since 2010 and currently own approximately 43.7% of the issued and outstanding Common Shares. As a result, ARC Fund III is an affiliate of an insider of the Company and as a result, is also an insider of the Company.

Upon conversion of the ARC Bridge Loan, ARC Fund III will acquire 9,836,066 Common Shares, representing approximately 9% of the fully diluted shares. As a result, the interests of Arias Resource Capital and entities controlled by Mr. Arias would change from 28,039,000 Common Shares, representing 43.7% of the issued and outstanding pre-transaction Common Shares to 32,957,033 Common Shares, representing 37.9% of basic shares outstanding post transaction and 37,875,66 Common Shares, representing 34.2% assuming the full exercise of the Warrants.

The closing of the Offering is expected to occur on or about October 22, 2025, subject to the satisfaction of certain closing conditions and approval from the TSX, as further described below.

Financial Hardship Exemption

The Company has applied to the TSX for an exemption from the requirement to seek securityholder approval for the Offering in reliance upon Section 604(e) of the TSX Company Manual on the basis that the Company finds itself in a state of serious financial difficulty and that the Offering is designed to improve the Company's financial situation in a timely manner (the "Financial Hardship Exemption"). As part of the Financial Hardship Exemption application, the Company is seeking an exemption from the requirement for shareholder approvals (a) under subsections 604(a)(ii), 607(g)(a) and 607(g)(ii) of the TSX Company Manual due to the size the Offering; (ii) under section 607(e) of the TSX Company Manual due to discounted price of the securities being offered; (c) in respect of the automatic conversion feature of the ARC Bridge Loan; and (d) for certain warrant provision that are inconsistent with TSX guidance set out in TSX Staff Notice 2024-0008.

The Offering will be dilutive and will result in the issuance of Common Shares to insiders of the Company in a number greater than 10% of the Common Shares outstanding and greater than 25% of the Common Shares outstanding, which would exceed the private placement thresholds, requiring the Company to obtain disinterested security holder approval of such issuances pursuant to subsections 604(a)(ii), 607(g)(i) and 607(g)(ii) of the TSX Company Manual.

Section 607(e) of the TSX Company Manual states that shareholder approval is required if the price per share is lower than the market price (as defined by TSX) less the applicable discount. Under the Offering, the price of the Common Shares and the Warrant exercise price, and the Broker Warrant exercise prices are below the applicable discounts in section 607(e) of the TSX Company Manual.

Because the ARC Bridge Loan is not convertible prior to TSX approval of the Financial Hardship Exemption, the TSX has approved the ARC Bridge Loan under Part 5 of the TSX Company Manual and the TSX has advised the Company that the ARC Bridge Loan is also being considered as part of the application for Financial Hardship Exemption, and if the TSX approves the Financial Hardship Exemption, the ARC Bridge Loan will be convertible on those terms. If the TSX does not approve the Financial Hardship Exemption, the ARC Bridge Loan will remain non-convertible on its current terms.

Additionally, the Company has determined that the ARC Commitment and the ARC Bridge Loan are exempt from the formal valuation and minority approval requirements applicable to related party transactions required under Part 6 and Part 8 of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions in reliance on the financial hardship exemptions under sections 5.5(g) and 5.7(1)(e).

The Board and the Board's independent directors separately considered and reviewed the circumstances currently surrounding the Company, the Offering, the ARC Commitment and the ARC Bridge Loan including, among other factors: the Company's current financial difficulties and immediate capital requirements; management's efforts over the past 12 to 18 months, exploring various alternatives to improve the financial situation; the lack of alternate financing arrangements available and the fact that the Offering (with the ARC Commitment) is the only viable financing option. After consideration, the Board, acting in good faith, and all of the independent directors, acting in good faith, determined that: (i) the Company is in serious financial difficulty; (ii) the Offering and ARC Commitment are designed to improve the Company's financial position; and (iii) the Offering, the ARC Commitment and the ARC Bridge Loan are reasonable in the circumstances.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Further information regarding the matters described in this report may be obtained from Daniel Tellechea, Interim CEO & Director, at 416-861-9797 or info@largoinc.com.

Item 9  Date of Report

October 20, 2025